Marc Recht	VIA EDGAR AND FEDEX
+1 617 937 2316
mrecht@cooley.com

December 4, 2019

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Chris Edwards

Mary Beth Breslin

Re:                             Eagle Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed November 15, 2019

File No. 333-234742

Ladies and Gentlemen:

On behalf of Eagle Pharmaceuticals, Inc. (the “Company”), we are submitting this letter in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated November 22, 2019, regarding the Company’s Registration Statement on Form S-3, filed on November 15, 2019 (the “Registration Statement”).

Set forth below is the Company’s response to the Staff’s comment. For the Staff’s convenience, we have incorporated your comment into this response letter in italics.

Registration Statement on Form S-3, filed November 15, 2019

Description of Capital Stock, page 7

1.                                      We note that your forum selection provision in Article XV of your Amended and Restated Bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under

500 BOYLSTON STREET, 14TH FLOOR, BOSTON, MA 02116  T: (617) 937-2300  F: (617) 937-2400  WWW.COOLEY.COM

December 4, 2019

the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company acknowledges the Staff’s comment and advises that the Company’s forum selection provision provides that only certain matters be litigated in the Court of Chancery of the State of Delaware. Accordingly, this forum selection provision does not apply to claims arising under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In response to the Staff’s comment, the Company advises the Staff that it will prospectively inform investors on an ongoing basis that the forum selection provision does not apply to any actions arising under the Securities Act or Exchange Act by updating related descriptions of the forum selection provision in the Company’s filings with the SEC. In particular, starting with the Company’s next Annual Report on Form 10-K, the Company will include the following additional risk factor disclosure, or language substantially similar thereto, in applicable future filings with the SEC:

“Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or any action asserting a claim governed by the internal affairs doctrine. This forum selection provision does not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or any claim for which the federal courts have exclusive jurisdiction.

This forum selection provision may limit a stockholder’s ability to bring certain claims in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. If a court were to find this forum selection provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.”

*****

The Company respectfully requests the Staff’s assistance in completing its review of this response letter as soon as possible. Please advise us if the Company can provide any further

500 BOYLSTON STREET, 14TH FLOOR, BOSTON, MA 02116  T: (617) 937-2300  F: (617) 937-2400  WWW.COOLEY.COM

December 4, 2019

information or assistance to facilitate your review. Please contact me at (617) 937-2316 with any questions or further comments regarding the Company’s response to the Staff’s comment.

Sincerely,

Cooley LLP

/s/ Marc Recht, Esq.
Marc Recht, Esq.

cc:                                Scott Tarriff, Chief Executive Officer, Eagle Pharmaceuticals, Inc.

Michael Cordera, Esq., Executive Vice President and General Counsel, Eagle Pharmaceuticals, Inc.

500 BOYLSTON STREET, 14TH FLOOR, BOSTON, MA 02116  T: (617) 937-2300  F: (617) 937-2400  WWW.COOLEY.COM